                                                                   Exhibit 6.g.i















[LOGO] Scottish RE

                         Automatic Yearly Renewable Term
                              Reinsurance Agreement

                                     between

                      GE LIFE AND ANNUITY ASSURANCE COMPANY
                               Richmond, Virginia
                                 (the "Company")

                                       and

                            SCOTTISH RE (U.S.), Inc.
                            Charlotte, North Carolina
                                (the "Reinsurer")

                  This Agreement is effective February 4, 2002

                               Treaty Number 1062

                                TABLE OF CONTENTS

Article                                                                     Page
-------                                                                     ----

   1.       Preamble                                                          1
   2.       Automatic Reinsurance                                             2
   3.       Facultative Reinsurance                                           3
   4.       Liability                                                         4
   5.       Reinsurance Benefits                                              5
   6.       Premiums                                                          6
   7.       Reserves                                                          7
   8.       Reductions, Terminations and Changes                              8
   9.       Conversions and Replacements                                     10
  10.       Claims                                                           11
  11.       Recapture                                                        13
  12.       General Provisions                                               15
  13.       Errors and Omissions                                             16
  14.       Confidentiality                                                  17
  15.       Assignment                                                       18
  16.       DAC Tax                                                          19
  17.       Insolvency                                                       20
  18.       Negotiation                                                      21
  19.       Arbitration                                                      22
  20.       Duration of Agreement                                            24
  21.       Execution                                                        25

Schedules
---------

    A       Plans, Retention and Binding Limits
    B       Reinsurance Premiums
    C       Self Administered Reporting
    D       Underwriting Guidelines and Notification

                                    Article 1

                                    PREAMBLE

1.1. Parties to the Agreement. This is an agreement for Indemnity reinsurance (the "Agreement") solely between GE Life and Annuity Assurance Company, of Virginia (the "Company") and Scottish Re (U.S.), Inc., domiciled in Delaware with offices in North Carolina (the "Reinsurer"), collectively referred to as "the parties".

     The acceptance of risks under this Agreement will create no right or legal relationship between the Reinsurer and the insured, policy owner, or beneficiary of any insurance policy or other contract of the Company. The Company is solely liable to the insured, policy owner and beneficiary.

1.2. Construction. This Agreement will be construed in accordance with the laws of the state of Delaware. Furthermore, this Agreement is a freely negotiated contract between the Company and the Reinsurer and will not be construed against either party due to the fact that it was the party that drafted the Agreement.

1.3. Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Reinsurer with respect to the business reinsured hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to this Agreement will be null and void unless made by amendment to this Agreement and signed by both parties.

1.4. Severability. If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not affect or impair the validity or the enforceability of the remaining provisions of this Agreement. Provided, however, that if by operation of this Section 1.4, the rights and obligations of either the Company or the Reinsurer are materially altered, the parties will negotiate a mutually acceptable replacement provision to preserve the intent of the parties.

                                    Article 2

                              AUTOMATIC REINSURANCE

2.1. General Conditions. On and after the effective date of this Agreement, the Company will cede and the Reinsurer will accept reinsurance on the life insurance policies, supplemental benefits, and riders listed in Schedule A, provided that the issuance of the insurance by the Company constitutes the transaction of business in a jurisdiction in which the Company is properly licensed and the insurance is issued on the lives of residents of the United States and Canada.

2.2. Coverage. When the Company retains its maximum limit of retention on a life, as shown in Schedule A, the Reinsurer will automatically accept its share of the policies up to the limits shown in Schedule A, provided that:

          a. the policies are fully underwritten by employees of the Company in accordance with the Company's normal underwriting guidelines and practices, in accordance with Schedule D, and

          b. the total amount of new reinsurance and the amount of reinsurance in force with the Reinsurer on the life does not exceed the Automatic Binding Limit shown in Schedule A, and

          c. the amount of life insurance in force in all companies, including any coverage to be replaced, plus the amount currently being applied for on the life, does not exceed the Jumbo Limit shown in Schedule A, and

          d. the application is on a life that has not been submitted facultatively to the Reinsurer or any other reinsurer within the last five years, unless the reason for the original facultative submission was capacity which may now be accommodated under the terms of this Agreement.

2.3. Limits. If, due to previously issued policies, the Company has reached its retention limit on a life, the Reinsurer will automatically accept reinsurance on that life up to the limits shown in Schedule A, provided that the Company has applied the same underwriting guidelines and practices that it would have applied if the new policy had fallen within its retention.

                                    Article 3

                             FACULTATIVE REINSURANCE

Facultative reinsurance will not be covered under this Agreement.

                                    Article 4

                                    LIABILITY

4.1. Automatic Reinsurance. The liability of the Reinsurer on any automatic reinsurance covered under this Agreement will commence simultaneously with that of the Company, subject to the provisions of Article 2.

4.2. Conditional Receipt or Temporary Insurance Coverage. The Reinsurer will accept liability on the Company's Conditional Receipt or Temporary Insurance Coverage up to its share of the amount shown in Schedule A, provided that the Company follows its normal cash-with-application procedures for such coverages. All Conditional Receipt and Temporary Insurance Coverage forms in use by the Company, as well as any subsequent changes or modifications, must be approved in writing by the Reinsurer. The Reinsurer's liability will commence and end simultaneously with the Company's Conditional Receipt or Temporary Insurance Coverage liability.

                                    Article 5

                              REINSURANCE BENEFITS

5.1. Life. Reinsurance under this Agreement is on a Yearly Renewable Term basis. The reinsurance benefit will be the net amount at risk reinsured, determined in the manner described below.

          Variable Universal Life Plans. The net amount at risk of the policy is defined to be the death benefit minus the account value. The reinsured net amount at risk at each policy duration is the net amount at risk of the policy at each duration minus the initial amount retained by the Company, times the quota share percentage reinsured under this Agreement.

5.2. Disability Waiver of Premium. The Disability Waiver of Premium benefit amount reinsured will not be greater than the corresponding life insurance benefit reinsured. For Variable Universal products, the Waiver of Premium benefit will be defined as the cost of insurance premium waived by the Company.

5.3. Accidental Death Benefit. The Accidental Death Benefit amount reinsured will not be greater than the amount of the corresponding life insurance benefit reinsured.

                                    Article 6

                                    PREMIUMS

6.1. Premiums. Reinsurance premiums for Life insurance and other benefits reinsured under this Agreement are shown in Schedule B. The premiums will be applied to the net amount at risk reinsured.

6.2. Payment of Premiums. Reinsurance premiums are payable in accordance with the method outlined in Schedule C.

6.3. Delayed Payment. Undisputed premium balances that remain unpaid for more than 60 days from the remit date will incur interest from the end of the reporting period. The remit date is defined as 20 days after the end of the reporting period. Interest will be calculated using the 13-week Treasury Bill rate reported in the "Money Rates" section of the Wall Street Journal for the last business day of the month of that reporting period.

6.4. Failure to Pay Premiums. The payment of reinsurance premiums is a condition precedent to the liability of the Reinsurer for reinsurance covered under this Agreement. In the event that reinsurance premiums are not paid within 90 days of the remit date, the Reinsurer will have the right to terminate the reinsurance on all policies having reinsurance premiums in arrears. If the Reinsurer elects to exercise its right of termination, it will give the Company 30 days notice of its intention to terminate said reinsurance. Such notice will be sent by certified mail, return receipt requested. If all reinsurance premiums in arrears, including any which may become in arrears during the 30 day period, are not paid before the expiration of said period, the Reinsurer will be relieved of all liability under those policies as of the last date to which premiums have been paid for each policy. Reinsurance on policies on which reinsurance premiums subsequently fall due will automatically terminate as of the last date for which premiums have been paid for each policy, unless reinsurance premiums on those policies are paid before their remit dates. Terminated reinsurance may be reinstated, subject to approval by the Reinsurer, within 60 days of the date of the termination, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon. The Reinsurer will have no liability for any claims incurred between the date of termination and the date of the reinstatement of the reinsurance. The right to terminate reinsurance will not prejudice the Reinsurer's right to collect premiums for the period during which reinsurance was in force prior to the expiration of the 30 days notice.

6.5. Premium Rate Guarantee. The Reinsurer anticipates continuing to accept premiums on the basis of the rates shown in Schedule B; however, the Reinsurer can only guarantee that the life reinsurance premium rates payable under this Agreement will not exceed the one-year term net premiums computed on the 1980 CSO Mortality Table at the maximum valuation interest rate allowable for the policies reinsured.

     If the Reinsurer raises its reinsurance premium rates on any block of inforce business reinsured under this Agreement, on which the Company has not raised its retail premiums or cost-of-insurance charges, the Company may recapture that block of business without penalty as of the effective date of the increase in reinsurance premiums. The recapture will become effective on individual policy anniversary dates beginning no sooner than 30 days after the Company has provided notice of its intent to recapture.

                                    Article 7

                                    RESERVES

7.1. Reserves. The parties intend that the Company will receive statutory reserve credit in its state of domicile for the insurance risks ceded to the Reinsurer. The parties agree to make all reasonable efforts to ensure that this is accomplished.

                                    Article 8

                      REDUCTIONS, TERMINATIONS AND CHANGES

Whenever a change is made in the status, plan, amount or other material feature of a policy reinsured under this Agreement, the Reinsurer will, upon receipt of notification of the change, provide adjusted reinsurance coverage in accordance with the provisions of this Agreement. The Company will notify the Reinsurer of any such change within 60 days of its effective date.

8.1. Reductions and Terminations. In the event of the reduction, lapse or termination of a reinsured policy, the Company will, in order to maintain its full retention, reduce or terminate reinsurance on that life, effective on the same date.

     If reinsurance is on an excess basis, the reinsured amount will be reduced by the full amount of the reduction on the policy. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the policy will be terminated. If there is more than one reinsured policy on the life, the reinsurance reduction will apply first to the policy being reduced and then, on a chronological basis, to other reinsured policies on the life commencing with the oldest policy. Termination or reduction of a fully retained policy will cause a corresponding reduction in existing reinsurance on that life, with the oldest policy being reduced first.

     If reinsurance is on a Quota Share basis, the amount reinsured and the amount retained by the Company will be reduced proportionately.

     The Reinsurer will refund any unearned reinsurance premiums. However, policy fees will be deemed earned for a policy year if the policy is reinsured during any portion of that policy year.

8.2. Increases.

     8.2.1. Noncontractual Increases. If the amount of insurance is increased as a result of a noncontractual change, the increase will be considered new reinsurance under this Agreement and will be underwritten by the Company in accordance with its customary standards and procedures. If reinsurance is on a Quota Share basis, the Company and the Reinsurer will share the increased amount proportionately. Once the Company's maximum retention has been reached, the remaining amount will be reinsured. The Reinsurer's approval is required if the new amount will cause the reinsured amount on the life to exceed either the Automatic Binding Limits or the Jumbo Limits shown in Schedule A.

     8.2.2. Contractual Increases. Reinsurance on net amount at risk increases resulting from contractual policy provisions will be accepted only up to the Automatic Binding Limits shown in Schedule A. Reinsurance premiums for contractual increases will be on an attained-age/attained-duration basis.

                      REDUCTIONS, TERMINATIONS AND CHANGES

8.3. Risk Classification Changes. If the policyholder requests a Table Rating reduction or removal of a Permanent Flat Extra, such change will be underwritten according to the Company's normal underwriting practices.

8.4. Reinstatement. If a lapsed policy is reinstated in accordance with its terms and in accordance with Company rules and procedures, the Reinsurer will, upon receipt of notification of reinstatement, reinstate the reinsurance coverage. Upon reinstatement of the reinsurance coverage, the Company will pay the reinsurance premiums that would have accrued had the policy not lapsed, together with interest at the same rate as the Company receives under its policy.

8.5. Nonforfeiture Benefits.

     8.5.1. Extended Term. If the original policy lapses and extended term insurance is elected under the terms of the policy, reinsurance will continue on the same basis as under the original policy until the expiry of the extended term period.

     8.5.2. Reduced Paid-up. If the original policy lapses and reduced paid-up insurance is elected under the terms of the policy, the amount reinsured will be reduced. If reinsurance is on an excess basis, reinsurance will be reduced by the full amount of the reduction. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the policy will be terminated. If reinsurance is on a Quota Share basis, the amount reinsured and the amount retained will be reduced proportionately. The reinsurance premiums will be calculated in the same manner as reinsurance premiums were calculated on the original policy.

                                    Article 9

                          CONVERSIONS AND REPLACEMENTS

If a policy reinsured under this Agreement is converted, exchanged or replaced, the Company will promptly notify the Reinsurer. Unless mutually agreed, policies that had been reinsured with another reinsurer and that exchange or convert to a plan covered under this Agreement will not be reinsured hereunder.

9.1. Conversions. The Reinsurer will continue to reinsure policies resulting from the contractual conversion of any policy reinsured hereunder. Reinsurance premium rates for conversions will be on an attained-age/attained-duration basis at the same reinsurance premium rates as those for the original policy.

     If the conversion results in an increase in risk, the increase will be underwritten by the Company in accordance with its customary standards and procedures. The Reinsurer will accept such increases, subject to the new business provisions of the Agreement. Reinsurance premiums for increases will be first-year premiums at the agreed upon premium rate.

9.2. Exchanges and Replacements. A policy resulting from an exchange or replacement will be underwritten by the Company in accordance with its underwriting guidelines, standards and procedures for exchanges and replacements. If the Company's guidelines treat the policy as new business, then the reinsurance will also be considered new business. For purposes of this Article, new business is defined as those policies on which:

          a. The Company has obtained complete and current underwriting evidence on the full amount; and
          b.   The full normal commissions are paid for the new plan; and
          c. The Suicide and Contestable provisions apply as if the policy were newly issued.

     If new business provisions do not apply, the Company and the Reinsurer must specifically agree on terms and procedures for the reinsurance coverage to continue; otherwise, reinsurance coverage will terminate.

                                   Article 10

                                     CLAIMS

Claims covered under this Agreement include only death claims, payable as a result of the death of an insured on a policy reinsured under this Agreement, as well as additional benefits specified in Schedule A.

10.1. Notice. The Company will notify the Reinsurer, as soon as possible, after it receives a claim on a policy reinsured under this Agreement.

10.2. Proofs of Loss. The Company will promptly provide the Reinsurer with proper claim proofs, including a copy of the proof of payment by the Company and a copy of the insured's death certificate. For contestable claims, the Company will also send the Reinsurer a copy of all underwriting papers and investigation reports.

10.3. Liability. Upon receipt of proper claim notice and proof of the claim, the Reinsurer will promptly pay the reinsurance benefits due the Company. The Company's contractual liability for claims on policies reinsured under this Agreement is binding on the Reinsurer. However, for claims incurred during the contestable period, if the total amount of reinsurance is greater than the amount retained by the Company, or if the Company retained less than its usual retention on the policy, the Company will consult with the Reinsurer before conceding liability or making settlement to the claimant.

     The total reinsurance recoverable from all companies will not exceed the Company's total contractual liability on the policy minus the amount retained. The maximum reinsurance death benefit payable to the Company under this Agreement on each reinsured policy is the net amount at risk specifically reinsured with the Reinsurer. The Reinsurer will also pay its proportionate share of interest that the Company pays on the death proceeds.

10.4. Settlement.

     10.4.1. Life. For life insurance claims, the Reinsurer will pay its share of death benefits in a single sum, regardless of the form of claim settlement by the Company.

     10.4.2. Waiver of Premium. For an approved Waiver of Premium claim, the Reinsurer will pay its share of the gross premium waived by the Company, and the Company will continue to pay the total reinsurance premium, excluding the corresponding waiver reinsurance premium.

10.5. Contestable Claims. The Company will promptly notify the Reinsurer of its intention to contest, compromise, or litigate a claim involving a reinsured policy. The Company will also promptly and fully disclose all information relative to the claim. The Reinsurer will notify the Company of its decision to accept participation in the contest, compromise, or litigation. If the Reinsurer has accepted participation, the Reinsurer will participate in the same proportion that the amount at risk reinsured with the Reinsurer bears to the total amount at risk to the Company on the claim and will share in the reduction in liability in the same proportion. The Company will promptly advise the Reinsurer of all significant developments in the claim investigation, including notification of any legal proceedings against it in response to denial of the claim.

     If the Reinsurer does not accept participation, the Reinsurer will then fulfill its obligation by paying the Company its full share of reinsurance and will be relieved of all future liability on the claim, and will not share in any subsequent reduction in liability.

10.6. Claim Expenses. The Reinsurer will pay its share of reasonable claim investigation and legal expenses incurred as a result of the litigation or settlement of contractual liability claims unless the Reinsurer has discharged its liability in accordance with Section 10.5, above. If the Reinsurer has so discharged its liability, the Reinsurer will not participate in any expenses incurred thereafter.

     The Reinsurer will not reimburse the Company for routine claim and administration expenses, including the expenses or compensation of officers and employees of the Company. The Reinsurer will not reimburse expenses incurred by the Company as a result of a dispute arising out of conflicting claims of entitlement to policy proceeds or benefits.

10.7. Misrepresentation or Suicide. If the Company returns premium to the policyowner or beneficiary as a result of misrepresentation or suicide of the insured, the Reinsurer will refund to the Company all reinsurance premiums received on that policy in lieu of any other form of reinsurance benefit payable under this Agreement.

10.8. Misstatement of Age or Sex. In the event of a change in the amount of the Company's liability on a reinsured policy due to a misstatement of age or sex, the Reinsurer's liability will change proportionately. Reinsurance premiums will be adjusted from the inception of the policy, and any difference will be settled without interest.

10.9. Extra-Contractual Damages. The Reinsurer will not participate in punitive or compensatory damages that are awarded against the Company as a result of an act, omission, or course of conduct committed solely by the Company in connection with claims covered under this Agreement. The Reinsurer will, however, pay its share of statutory penalties awarded against the Company in connection with claims covered under this Agreement if the Reinsurer elected to join the contest of the coverage in question.

     For purposes of this Article the following definitions will apply:

          "Punitive Damages" are those damages awarded as a penalty, the amount of which is neither governed nor fixed by statute;

          "Compensatory Damages" are those amounts awarded to compensate for the actual damages sustained, and are not awarded as a penalty, nor fixed in amount by statute;

          "Statutory Penalties" are those amounts awarded as a penalty, but are fixed in amount by statute.

     However, in the case of a claim described under Section 10.5 and if the Company follows the Reinsurer's recommendation, the Reinsurer recognizes that circumstances may arise under which the Reinsurer, in equity, should share in the payment of certain damages. Such circumstances are difficult to define in advance, but involve those situations in which the Reinsurer was an active party in the act, omission or course of conduct that ultimately resulted in the assessment of such damages. The extent of such sharing is dependent on a good faith assessment of culpability in each case, but all factors being equal, the division of any such assessment would be in proportion to the impact the Reinsurer's recommendations had on such damages.

                                   Article 11

                                    RECAPTURE

11.1. Recapture. Whenever the Company changes its retention limits, it will notify the Reinsurer, in writing, sixty days in advance of the effective date of change. If the Company increases its retention limits, it may exercise its right of recapture provided that all of the conditions shown below are met.

     If reinsurance is on an excess basis, the Company may recapture an amount corresponding to the increase in its retention. If reinsurance is on a quota share basis, the Company will maintain the existing quota share percentage of retention on the policy, however, it may apply the percentage up to the new increased retention limits.

11.2. Conditions. The conditions that must be met for recapture are:

          a. The reduction of reinsurance on affected policies will become effective on the policy anniversary date immediately following the notice of election to recapture; provided, however, that no reductions will be made until a policy has been in force for at least 10 years;

          b. The Company will give the Reinsurer sixty days advance written notice of its intention to recapture existing business reinsured under this Agreement;

          c. The Company has maintained its maximum retention for the plan, the insured's age and mortality classification;

          d. In applying the Company's new retention limits, the new retention will be based on (a) the insured's age at the time the reinsurance was ceded to the Reinsurer and (b) the mortality classification at the time of the recapture;

          e. If any reinsured policy is recaptured, all reinsured policies eligible for recapture must be recaptured up to the Company's new maximum retention limits in a consistent manner and the Company must increase its total amount of insurance on each reinsured life. The Company may not revoke its election to recapture for policies becoming eligible at future anniversaries;

          f. If the reinsurance on the policy was ceded to more than one reinsurer, the Reinsurer's reduction will be in proportion to its share of the total reinsurance on the life;

          g. No reduction may be made in any supplemental benefits reinsured unless the life reinsurance is also being reduced;

          h. If, at the time of recapture, the risk is an active claim for Waiver of Premium Disability, the life risk will be considered subject to recapture. However, the original disability reinsurance will remain in effect until such time as the disability ceases.

                                    RECAPTURE

11.3. Recapture Liability. The Reinsurer will not be liable for any reinsured policies or portions of such policies that were eligible for recapture and were overlooked. The acceptance by the Reinsurer of reinsurance premiums after the effective dates of recapture will not constitute or determine liability on the part of the Reinsurer for such reinsurance and the Reinsurer will be liable only for a refund of the premiums so received, without interest.

                                   Article 12

                               GENERAL PROVISIONS

12.1. Currency. All payments under this Agreement will be made in United States currency. All amounts expressed in this Agreement and in any reports produced by either the Company or the Reinsurer will be expressed in United States currency.

12.2. Offset. Any debts or credits, in favor of or against either the Reinsurer or the Company with respect to this Agreement are deemed mutual debts or credits and may be, upon notice to the other party, offset and only the balance will be allowed or paid.

12.3. Premium Tax. The Reinsurer will not reimburse the Company for premium taxes.

12.4. Inspection of Records. The Reinsurer and the Company, or duly authorized representatives, have the right at any reasonable time to inspect, at the office of the other, all records and documents relating to the business reinsured under this Agreement. This right of inspection will survive the termination of this Agreement.

12.5. Company Data. The Company agrees to keep the Reinsurer informed of the identity and terms of its policies, riders and contracts reinsured under this Agreement, as well as special programs affecting reinsurance hereunder. The Company will provide the Reinsurer with copies of its application forms, policy forms, supplementary agreements, rate books, and any other materials relevant to reinsured products.

     The Company agrees to furnish the Reinsurer with all underwriting manuals and retention schedules related to reinsurance ceded and to keep the Reinsurer fully informed of all changes to such materials.

12.6. Interest Rate. If, under the terms of this Agreement, interest is accrued on amounts due either the Company or the Reinsurer, such interest will be calculated from the due date using the 13-week Treasury Bill rate reported for the last working day of the calendar month in the "Money Rates" section of the Wall Street Journal or comparable publication.

                                   Article 13

                              ERRORS AND OMISSIONS

13.1. Remedy. If through unintentional error, oversight, or misunderstanding (collectively "errors"), the Reinsurer or the Company fails to comply with the terms of this Agreement and if, upon discovery of the error by either party, the other is promptly notified, each will be restored to the position that it would have occupied if the error had not occurred, including interest.

     If it is not possible to restore each party to the position that it would have occupied, the parties will endeavor in good faith to resolve the situation in a manner that is fair and reasonable and most closely approximates the intent of this Agreement.

13.2. Responsibility. The Reinsurer will not, however, be responsible for negligent or deliberate acts or for repetitive errors in administration by the Company. If either party discovers that the Company has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, the Reinsurer may require the Company to audit its records for similar errors and to take the actions necessary to avoid similar errors in the future.

                                   Article 14

                                CONFIDENTIALITY

14.1. Confidentiality. The Company and the Reinsurer agree to treat Customer Information and Proprietary Information with confidentiality in handling and transmission of such information. Customer Information includes medical, financial and other personal information about proposed, current, and former policyowners, insureds, applicants, and beneficiaries of policies issued by the Company. Proprietary Information includes underwriting manuals and guidelines, applications and contract forms, and premium rates and allowances of the Reinsurer and the Company, as well as the terms of this Agreement.

     The parties will not disclose such information to any other party unless agreed to in writing, except as necessary for retrocession purposes, as requested by external auditors, as required by court order, as required or allowed by law or regulation, or to outside legal counsel as may be necessary.

                                   Article 15

                           ASSIGNMENT OF REINSURANCE

15.1. Assignment. If the Company proposes to sell, assumption reinsure, or otherwise transfer the policies reinsured hereunder to another insurer, it agrees to require that the other insurer assume all rights and obligations of the Company under this Agreement. The Reinsurer may object to any such transfer that would result in a material adverse economic impact to the Reinsurer. If the Reinsurer so objects, the Company and the Reinsurer agree to calculate a termination charge that will be paid by the Company to the Reinsurer upon the transfer and this Agreement will be terminated with respect to all policies transferred by the Company.

                                   Article 16

                                    DAC TAX

The parties to this Agreement agree to the following provisions pursuant to
Section 1.848-2(g)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended.

     a. The term "party" refers to either the Company or the Reinsurer, as appropriate.

     b.   The terms used in this Article are defined by reference to Regulation
          Section 1.848-2, effective December 29, 1992.

     c. The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

     d. Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency, or as otherwise required by the Internal Revenue Service.

     e. The Company will submit a schedule to the Reinsurer by April 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Company stating that the Company will report such net consideration in its tax return for the preceding calendar year.

     f. The Reinsurer may contest such calculation by providing an alternative calculation to the Company in writing within thirty days of the Reinsurer's receipt of the Company's calculation. If the Reinsurer does not so notify the Company within the required time, the Reinsurer will report the net consideration as determined by the Company in the Reinsurer's tax return for the previous calendar year.

     g. If the Reinsurer contests the Company's calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty days of the date the Reinsurer submits its alternative calculation. If the Company and the Reinsurer reach an agreement on an amount of net consideration, each party will report the agreed upon amount in its tax return for the previous calendar year.

     h. The Reinsurer represents and warrants that it is subject to United States taxation under either Subchapter L or Subpart F of Part III of Subchapter N of the Internal Revenue Code of 1986, as amended.

                                   Article 17

                                   INSOLVENCY

17.1. Insolvency of the Company. In the event of the insolvency of the Company, all payments due the Company by the Reinsurer will be payable directly to the liquidator, rehabilitator, receiver, or statutory successor of the Company, without diminution because of the insolvency, for those claims payments allowed against the Company by any court of competent jurisdiction or by the liquidator, rehabilitator, receiver or statutory successor having authority to allow such claims. The Reinsurer will be liable only for the amounts reinsured and will not be or become liable for any amounts or reserves to be held by the Company on policies reinsured under this Agreement.

     In the event of the insolvency of the Company, the liquidator, rehabilitator, receiver, or statutory successor will give written notice to the Reinsurer of a pending claim against the Company on any policy reinsured hereunder within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of a claim, the Reinsurer may investigate the claim and, in a proceeding where the claim is to be adjudicated, the Reinsurer may, at its own expense, interpose in the proceedings any defense or defenses that it may deem available to the Company or its liquidator, rehabilitator, receiver, or statutory successor. Subject to court approval, the expense incurred by the Reinsurer will be chargeable against the Company as part of the expense of liquidation to the extent of the proportionate share of the benefit that may accrue to the Company solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are participating in the same claim and a majority in interest elects to interpose a defense or defenses to such claim, the expense will be apportioned in accordance with the terms of the reinsurance agreements as though such expense had been incurred by the Company.

17.2. Insolvency of the Reinsurer. In the event of the insolvency of the Reinsurer, the Company may, upon giving 90 days written notice to the Reinsurer, its liquidator, receiver or statutory successor, recapture all of the business reinsured under this Agreement, subject to a mutually agreed upon recapture fee.

17.3. Definition of Insolvency. A party to this Agreement will be deemed insolvent if:

     a. It applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor; or

     b. A court order has been issued voluntarily or involuntarily placing it into receivership, rehabilitation, conservatorship or liquidation, or appointing a receiver, rehabilitator, conservator or liquidator; or

     c. It files or consents to the filing of a petition in bankruptcy, seeks reorganization or an arrangement with creditors or takes advantage of any bankruptcy, dissolution, liquidation or similar law or statute.

                                   Article 18

                                  NEGOTIATION

18.1. Process. Within 15 days after the Reinsurer or the Company has given the other party written notification of a specific dispute, each party will appoint a designated officer of its company to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as soon as possible and as often as necessary in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The specific format for such discussions will be decided by the designated officers.

18.2. Decision. If the officers cannot resolve the dispute within 30 days of their first meeting, the dispute will be submitted to formal arbitration, unless the parties agree in writing to extend the negotiation period for an additional 30 days.

                                   Article 19

                                   ARBITRATION

19.1. Intention. It is the intention of the Reinsurer and the Company that the customs and practices of the insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. The parties agree to act in all matters with the highest good faith. However, if the Reinsurer and the Company cannot mutually resolve a dispute that arises out of or relates to this Agreement, and the dispute cannot be resolved through the Negotiation process, the dispute will be decided through arbitration.

19.2. Process. To initiate arbitration, either the Company or the Reinsurer will notify the other party by certified mail of its desire to arbitrate, stating the nature of the dispute and the remedy sought. The party to which the notice is sent will respond to the notification in writing within 10 days of its receipt.

     There will be three arbitrators who will be current or former officers of life insurance or life reinsurance companies other than the parties to this Agreement, their affiliates or subsidiaries. Each of the three arbitrators will be impartial regarding the dispute. Each of the parties to this Agreement will appoint one of the arbitrators and these two will select the third. If either party refuses or neglects to appoint an arbitrator within 60 days after the other party has given written notice to the other of its arbitrator appointment, the party that has given notice may appoint the second arbitrator. If the two arbitrators do not agree on a third arbitrator within 30 days of the appointment of the second arbitrator, then the Company and the Reinsurer will each name three candidates to serve as the third arbitrator. Beginning with the party that did not initiate arbitration, each party will eliminate one candidate from the six until one remains. If this candidate declines to serve as the arbitrator, then the candidate last eliminated will be approached to serve. This process will be repeated until a candidate has agreed to serve as the third arbitrator.

19.3. Arbitration Hearing. The arbitration hearing will be held on the date set by the arbitrators at a mutually agreed upon location. In no event will this date be later than 6 months after the appointment of the third arbitrator. As soon as possible, the arbitrators will establish arbitration procedures as warranted by the facts and issues of the particular case. At least 15 days prior to the arbitration hearing, each party will provide the other party and the arbitrators with a detailed statement of the facts and arguments it will present at the arbitration hearing. The arbitrators will have the power to decide all substantive and procedural rules of the arbitration including but not limited to inspection of documents, examination of witnesses and any other matter relating to the conduct of the arbitration.

19.4. Decision. The arbitrators will base their decision on the terms and conditions of this Agreement and the customs and practices of the insurance and reinsurance industries rather than on strict interpretation of the law. The decision of the arbitrators will be

                                  ARBITRATION

     made by majority rule, submitted in writing, and will be final and binding on both parties. There will be no appeal from the decision. Either party to the arbitration may petition any court having jurisdiction over the parties to reduce the decision to judgment.

19.5. Costs of Arbitration. Unless the arbitrators decide otherwise, each party will bear the expense of its own arbitration activities, including its appointed arbitrator and any outside attorney and witness fees. The parties will jointly bear the expense of the third arbitrator.

                                   Article 20

                              DURATION OF AGREEMENT

This Agreement is unlimited in duration. However, the Company or the Reinsurer may terminate this Agreement with respect to the reinsurance of new business by either party giving 90 days written notice of termination to the other, such notice to be sent by certified mail.

The Company will continue to cede and the Reinsurer will continue to accept new business during the 90-day period. Reinsurance on all reinsured policies in force at the end of the 90-day period will remain in force until the termination or expiry of such policies or until the contractual termination of reinsurance under the provisions of this Agreement.

                                   Article 21

                                    EXECUTION

The Company and the Reinsurer declare that this Agreement and all its terms will be effective as of February 4, 2002, and will apply to all eligible policies with issue dates on or after such date.

In witness whereof, the parties to this Agreement have executed this Agreement in duplicate.

Treaty #1062

Scottish Re (U.S.), Inc.


By: /s/ Illegible                              Attest: /s/ Illegible
   ------------------------------                     --------------------------
Title: President & Coo                         Title: Vice President
Date: 2-14-02                                  Date: 2/14/02


GE Life and Annuity Assurance Company


By: /s/ Illegible                              Attest: /s/ Illegible
   ------------------------------                     --------------------------
Title: Illegible                               Title: Illegible
Date: 3-21-02                                  Date: 3-22-2002

                                   SCHEDULE A

                       PLANS, RETENTION AND BINDING LIMITS

1.   PLANS REINSURED

     Accumulator Variable Universal Life - Single and Joint Life

2.   RETENTION

     A.   LIFE

 Issue            Std -           Table 6 -        Table 10 -
  Age            Table 4          Table 8          Table 16
-------        ----------        ----------        ----------
 0 - 75        $1,000,000        $1,000,000        $1,000,000
76 - 80           100,000           100,000                 0
81 - 85           100,000                 0                 0

     B.   WAIVER OF PREMIUM

          Same as Life

     C.   ACCIDENTAL DEATH BENEFIT

          Not Reinsured

2.   AUTOMATIC BINDING LIMITS

     100% of the excess over the Company's retention is ceded to the Reinsurance Pool up to the following maximum Pool binding limits.

     A.   LIFE

 Issue           Std -           Table 6 -         Table 10 -
  Age           Table 4          Table 8           Table 16
-------       -----------       -----------       -----------
 0 - 75       $20,000,000       $20,000,000       $20,000,000
76 - 80         2,000,000         2,000,000                 0
81 - 85         2,000,000                 0                 0

     The Reinsurer's share of the Reinsurance Pool is 20%.

     B. WAIVER OF PREMIUM - Automatic Binding Limits apply only to risks with issue ages of 18 through 65.

          Same as Life

                                SCHEDULE A, pg 2

                       PLANS, RETENTION AND BINDING LIMITS

     C.   ACCIDENTAL DEATH BENEFIT

          Not Applicable

4.   JUMBO LIMITS

     Automatic coverage of any risk will be granted only if the total amount in force and applied for on the life in all insurance companies, including any amount to be replaced, does not exceed the applicable amounts shown below.

          a. Life: $30,000,000

          b. Waiver of Premium: Premium waived on $3,000,000 of insurance.

5.   TEMPORARY INSURANCE AGREEMENT

     The amount of coverage provided by the Reinsurer will be limited to its proportionate share of the excess, if any, over the Company's maximum Temporary Insurance Agreement of $1,000,000. The maximum issue age for TIA is age 70.

                                   SCHEDULE B

                              REINSURANCE PREMIUMS

Life. For single-life policies, reinsurance premium rates per thousand for the life risk will be the single-life rates shown in this Schedule B, multiplied by the following percentages.

          Class               All Years
          -----               ---------

Super Preferred Non Tobacco       50%
Preferred Non Tobacco             73%
Standard Non Tobacco              95%
Preferred Tobacco                140%
Standard Tobacco                 210%

For joint-life policies, reinsurance premium rates will be calculated by taking the joint-life rate per dollar, shown in this Schedule B, for the appropriate age and rating for each insured, then adding any Flat Extras as a per dollar amount, then applying the Frasier methodology to determine the reinsurance rate per dollar. The reinsurance premium rate will be 88% of the result. The minimum reinsurance premium is $.12 per thousand.

Substandard Ratings. Premiums will be increased by 25% per table. Allowances will be the same as those for the standard life coverage.

Policy Fees. To be retained by the Company.

Waiver of Premium. Reinsurance premiums will be the premiums charged by the Company minus the following allowances.

First Year   Renewals
----------   --------
   85%          15%

Flat Extras. The total reinsurance premium will include the flat extra premium minus the allowances shown below.

Type                                 First Year   Renewal
----                                 ----------   -------
Temporary Flat (1-5 years)               15%        15%
Permanent Flat (6 years & greater)       85%        15%

                                   SCHEDULE C

                           SELF-ADMINISTERED REPORTING

I. PREMIUM ACCOUNTING. Reinsurance premiums are payable monthly in arrears. The Company will calculate the amount of reinsurance premium due. If an amount is due the Reinsurer, the Company will remit that amount with the required reports. If an amount is due the Company, the Reinsurer will remit such amount within 30 days of receipt of the Billing Statement.

Within 15 days after the end of the month, the Company will send the Reinsurer the following reports.

     (1) Billing Statement - policy level detail in a form mutually acceptable to the Company and Reinsurer. At a minimum, it will contain the data elements specified in the Policy Detail section, below, and will be segmented as follows:
               New Business and Other First-Year Premiums
               Renewal Premiums
               Changes and Terminations - The type of change (reissue, reinstatement, increase or decrease in Net Amount at Risk, change in retention, change in mortality rating, continuation) or termination will be clearly identified for each policy, as well as effective date of change and policy duration at time of change. Conversions/Replacements - showing the original policy number and original policy date along with the current policy data.

     (2) Summary Accounting Report - summary of financial transactions for the reporting period. Premiums and allowances will be summarized by the following categories: Life, ADB, Waiver and Other;
          Automatic/Facultative; First Year/Renewal/Single. Any other adjustment will be specifically identified.

     (3) Policy Exhibit Report - summary of policy movement during the reporting period, showing policy count and reinsurance amount in force at the beginning of the period, increases (new business, reinstatements, other increases) during the period, decreases (terminations, reductions, surrenders, death claims or other decreases) by change category and the resulting in force reinsurance at the end of the reporting period.

II. OTHER REPORTS: The following reports will be submitted on a quarterly basis and are due 30 days after the end of the quarter:

Inforce Report - Policy level detail for each inforce policy in a form mutually acceptable to the Company and Reinsurer. At a minimum, it should contain the data elements specified in the Policy Detail section, below.

Reserve Report - Include number of policies, net amount at risk, statutory basic and deficiency reserves, substandard, WP and ADB reserve and tax reserve amount (annual) summarized by company plan code (risk classification), and by reserving basis (Mortality Table, Interest, and Reserving Method).

                                SCHEDULE C, pg 2

                           SELF ADMINISTERED REPORTING

III. POLICY DETAIL

Treaty Identifier
Name of Insured (Last Name, First Name, Middle Initial)
Gender
Date of Birth
Issue Age
Tobacco Class
Underwriting Risk Classification
Substandard table rating
Flat extra premium amount
Duration of flat extra premium
Policy Number
Policy Issue Date (month, day, century, year)
Policy Status
Plan Code
Auto/facultative indicator
Reinsurance type (Coinsurance, Mod-co, YRT)
Policy fee
Shown separately for each coverage (Life, ADB, Waiver, Flat Extra, etc.)
          Face amount
          Retained amount
          Ceded amount
          Reinsurance net amount at risk
          Reinsurance premium amount
          Reinsurance allowance/discount amount
..    For increasing plans, Ultimate Ceded Amount
..    For participating policies, reinsured dividend amount when applicable
..    For joint policies, second insured name, DOB, gender, smoker rating, risk class, issue age
..    For conversions/replacements, include original policy number and original issue date
..    For billing statement detail, include transaction type (new business, lapse, death, etc.), effective date of change and policy duration at time of change.
..    For billing statement and inforce reporting, include effective date of tape or statement

Reinsurer may request a change in the reporting requirements in order to obtain data it reasonably needs to properly administer this Agreement or to prepare its financial statements.

                                   SCHEDULE D

                    UNDERWRITING GUIDELINES AND NOTIFICATION

The Company affirms that its retention schedule, underwriting guidelines, issuance rules, premium rates and policy forms applicable to the reinsured policies and in effect as of the effective date of this Agreement have been supplied to the Reinsurer. This includes:
          a.   Policy Application Forms
          b.   Underwriting Manual and Agent's Guide
          c.   Policy Delivery and Reinstatement Rules
          d.   Medical and Non-Medical Requirements
          e.   Financial Questionnaires
          f.   Tobacco Use Guidelines
          g.   Preferred Underwriting Guidelines
          h.   Procedures for Allocation of Facultative Cases Among Reinsurers
          i. Practices and applicable forms in compliance with current Medical Information Bureau (MIB) guidelines

The Company will promptly notify the Reinsurer of any proposed material changes in its underwriting guidelines. This Agreement will not extend to policies issued after such changes unless the Reinsurer has consented in writing to accept polices subject to such changes.

GELAAC/SCOTTISH RE ACCUMULATOR VUL PRODUCT PROPOSED REINSURANCE AGREEMENT

SECTION                          COMMENT/CONCERN
-----------------------------------------------------------------------------------------------------------------------------
5.1 & 5.2 Reinsurance Benefits   Replace Universal Life with Variable Universal Life
-----------------------------------------------------------------------------------------------------------------------------
6.3 Delayed Premiums             Number of days to remit should be changed from 15 to 20
-----------------------------------------------------------------------------------------------------------------------------
6.4 Failure to Pay Premiums      Change the 60 day period to 90 days for failure to remit
-----------------------------------------------------------------------------------------------------------------------------
10.9 Extra-Contractual Damages   Include our paragraph on participation in contested claims (below)
-----------------------------------------------------------------------------------------------------------------------------
Schedule A, 1.                   Change plan name to Accumulator
-----------------------------------------------------------------------------------------------------------------------------
Schedule C, 1.                   Billing mode is annually in advance. Remittance period should be 20 days. Remove duplicate of Schedule C at the end of the treaty
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

10.9 addition:

However, in the case of a claim described under section 5 of this Article and if the Company follows the Reinsurer's recommendation, the Reinsurer recognizes that circumstances may arise under which the Reinsurer, in equity, should share, to the extent permitted by law, in paying certain assessed damages. Such circumstances are difficult to define in advance, but involve those situations in which the Reinsurer Life was an active party in the act, omission or course of conduct which ultimately resulted in the assessment of such damages. The extent of such sharing is dependent on a good faith assessment of culpability in each case, but all factors being equal, the division of any such assessment would be in proportion to what impact the Reinsurer recommendations had on such damages.

[LOGO] GE Financial Assurance

                                                        Financial Services Group
                                                          6610 West Broad Street
                                                              Richmond, VA 23230

                                   Memorandum
================================================================================

DATE: March 1, 2002
TO:   Melissa Gerachis
FROM: Tom Duffy
RE:   GELAAC/Scottish Re Agreement

--------------------------------------------------------------------------------

Melissa:
I agree with all of your comments and suggested additions. I also have the following comment on this agreement:

SECTION                       COMMENT
--------------------------------------------------------------------------------
6.3 Delayed                   Add "Undisputed" at the beginning of the first
Premiums                      sentence of this section.
--------------------------------------------------------------------------------

GELAAC/SCOTTISH RE ACCUMULATOR VUL PRODUCT PROPOSED REINSURANCE AGREEMENT

SECTION                          COMMENT/CONCERN
-----------------------------------------------------------------------------------------------------------------------------
5.1 & 5.2 Reinsurance Benefits   Replace Universal Life with Variable Universal Life
-----------------------------------------------------------------------------------------------------------------------------
6.3 Delayed Premiums             Number of days to remit should be changed from 15 to 20
-----------------------------------------------------------------------------------------------------------------------------
6.4 Failure to Pay Premiums      Change the 60 day period to 90 days for failure to remit
-----------------------------------------------------------------------------------------------------------------------------
10.9 Extra-Contractual Damages   Include our paragraph on participation in contested claims (below)
-----------------------------------------------------------------------------------------------------------------------------
Schedule A, 1.                   Change plan name to Accumulator
-----------------------------------------------------------------------------------------------------------------------------
Schedule C, 1.                   Billing mode is annually in advance. Remittance period should be 20 days. Remove duplicate of Schedule C at the end of the treaty
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

10.9 addition:

However, in the case of a claim described under section 5 of this Article and if the Company follows the Reinsurer's recommendation, the Reinsurer recognizes that circumstances may arise under which the Reinsurer, in equity, should share, to the extent permitted by law, in paying certain assessed damages. Such circumstances are difficult to define in advance, but involve those situations in which the Reinsurer Life was an active party in the act, omission or course of conduct which ultimately resulted in the assessment of such damages. The extent of such sharing is dependent on a good faith assessment of culpability in each case, but all factors being equal, the division of any such assessment would be in proportion to what impact the Reinsurer recommendations had on such damages.

                                 CONTRACT REVIEW

Parties to the contract:              GELAAC

                                      Scottish Re

                                      ------------------------------------------

Purpose of the contract:              Reinsure Accumulator VUL

                                      ------------------------------------------

                                      ------------------------------------------

Issues of concern:                    See attached

                                      ------------------------------------------

                                      ------------------------------------------

Person to sign for                    [X] LOV  [ ] FFSC
(indicate appropriate corporation)
                                      [ ] FFRL [ ] FRL Re [ ] Other:
                                                                     ---------
                                      Name: Brian Haynes

                                      Title: SVP, risk

Person requesting                     Melissa Gerachis

Approval Level Needed:                Department Head               [X]

                                      Executive Committee Member    [ ]

                                      President                     [ ]

                                      Chairman                      [ ]

Law Department Review:                                       Date:
                       -------------------------------------       -------------